

May 20, 2011

Via E-mail
Charles M. Sonsteby
Chief Administrative Officer and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **Re:** **Michaels Stores, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 28, 2011**
> **File No. 333-173786**

Dear Mr. Sonsteby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 7.75% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm to us that the offer will be open for at least 20 full business days, as the term is defined in Rule 14d-1(g)(3) of the Exchange Act, to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included

in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Cover Page

3. Please disclose the following on the prospectus cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The Exchange Offer, page 3

Acceptance of Outstanding Notes and Delivery of Exchange Notes, page 6

4. We note your disclosure that you will deliver exchange notes "as promptly as practicable" following the expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Terms of the Exchange Offer, page 25

Expiration Date; Extensions, Amendments, page 26

5. Please revise your disclosure regarding the ways in which you will announce any extension of the exchange offer to state that any such announcement will include the approximate number of securities deposited as of the date of extension, as required by Rule 14e-1(d).

6. We note your statement in the last paragraph of this section that you will promptly notify the holders of your outstanding notes in the event of a material change to your offering. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Item 21. Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.3 – Opinion of McInnes Cooper

7. We note counsel's statement on the second page of opinion that the opinion is given with respect to the laws "in effect on the date hereof" and that counsel does not "accept any responsibility to inform the addressees of any change in law subsequent to the date of [counsel's] opinion . . . ." Please have counsel revise the opinion to state that they do not have any responsibility to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

8. We note counsel's statement in the final paragraph of the opinion that the opinion is "solely for the benefit of the addressee." You can limit reliance with regard to purpose, but not person. Please revise.

Exhibit 25.1 – Form T-1 Statement of Eligibility

9. In your amended filing, please have the trustee file an updated consent and the latest report of condition as exhibits to the Form T-1. See Item 16 to Form T-1.

Exhibit 99.1 – Form Letter of Transmittal

10. Please delete the language in the letter of transmittal requiring the note holder to represent that the holder "has read and agrees to" all of the terms of the exchange offer.

Item 22. Undertakings, page II-7

11. Please include all required undertakings in your amended filing. In this regard, we note your filing does not include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: David A. Fine, Esq.
        Ropes & Gray LLP